082-00034

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2009 JUN 24 A 1:45

Santos

SUPPL

Facsimile

To:	SEC	Fax:	0 0011 1 202 772 9207
From:	Christine Manuel	Return Fax:	61 8 8116 5623
Date:	19/06/2009 9:15:56 AM	No of pages:	9 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Santos Limited Stock Codes:

ASX: STO
NASDAQ: STOSY
Securities Exchange Commission: Ref#82-34

09046392

dlw
6/24

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH CHARLES BORDA
Date of last notice	3 June 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Kindale Pty Ltd as trustee of the Borda Super Fund, of which the director is a beneficiary.
Date of change	16 June 2009
No. of securities held prior to change	15,969 fully paid ordinary shares (NED Share Plan) 361 fully paid ordinary shares (direct interest) 22,712 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	6,532 (direct interest) 12,685 (indirect interest)
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.50 per share

No. of securities held after change	15,969 fully paid ordinary shares (NED Share Plan) 6,893 fully paid ordinary shares (direct interest) 35,397 fully paid ordinary shares (indirect interest)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in Retail component of Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PETER ROLAND COATES
Date of last notice	7 April 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 June 2009
No. of securities held prior to change	9, 072 fully paid ordinary shares (NED Share Plan) 119 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	3,677
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.50 per share

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	9,072 fully paid ordinary shares (NED Share Plan) 3,796 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Retail component of Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KENNETH ALFRED DEAN
Date of last notice	7 April 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 June 2009
No. of securities held prior to change	4,450 fully paid ordinary shares (NED Share Plan) 3,172 fully paid ordinary shares
Class	Fully paid ordinary shares.
Number acquired	3,049
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12.50 per share

No. of securities held after change	4,450 fully paid ordinary shares (NED Share Plan) 6,221 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Retail component of the Rights Issue

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	7 April 2009

Part 1 – Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder: S Gerlach Pty Ltd. The director is a shareholder and director of the registered holder. Registered holder: Invia Custodian Pty Ltd for the Gerlach Super Fund. The director is a beneficiary of the Gerlach Super Fund.
Date of change	16 June 2009
No. of securities held prior to change	7,397 fully paid ordinary shares (NED Share Plan) 182 full paid ordinary shares (direct interest) 48,440 fully paid ordinary shares (indirect interest)
Class	Fully paid ordinary shares
Number acquired	13,673 (indirect interest – Invia Custodian Pty Ltd)
Number disposed	Nil
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$12.50 per share

Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	7,397 fully paid ordinary shares (NED Share Plan) 182 fully paid ordinary shares (direct interest) 62,113 fully paid ordinary shares (indirect interest)
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Retail component of the Rights Issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

18 June 2009

GLNG® signs binding Heads of Agreement for sale of 2 mtpa of LNG

Agreement with PETRONAS underpins first LNG train

GLNG® today announced a binding Heads of Agreement to sell 2 million tonnes per annum (mtpa) of liquefied natural gas to PETRONAS with an option for an additional 1mtpa. The Agreement is conditional only upon the GLNG project reaching a final investment decision.

The Agreement covers the sale and delivery of LNG to PETRONAS for a period of 20 years beginning in 2014. The LNG will be utilised in the Malaysian domestic gas market.

The Agreement provides for the firm sale of 2mtpa. Additionally, PETRONAS has undertaken to buy a further 1mtpa on the same terms should GLNG elect to supply. While the commercial terms and price are confidential, they are in line with recent industry practice for long term contracts.

Santos' Chief Executive Officer David Knox signed the Heads of Agreement in Kuala Lumpur today with Datuk Wan Zulkiflee Wan Ariffin, PETRONAS' Vice President of Gas Business.

Mr Knox said the marketing agreement was a very important milestone for the GLNG project.

"We are pleased to announce PETRONAS as the foundation customer for GLNG. Today's Agreement underpins the volumes for the first train of the GLNG project and we remain on schedule for first shipments of LNG in 2014."

"GLNG has once again reaffirmed its leadership in CSG to LNG development with the execution of this binding Agreement," Mr Knox said. "The Agreement further strengthens the Santos – PETRONAS relationship and provides a strong foundation for a final investment decision on GLNG in the first half of 2010.

"The development of the GLNG project will see the creation of thousands of jobs in regional Queensland and bring long-term benefits to the communities in which we are working, from our coal seam gas fields around Roma to the site of the LNG plant in Gladstone."

"Up to 6,000 jobs would be created in the development of the three train LNG plant outlined in the Environmental Impact Statement recently submitted to the Queensland Government."

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Santos ASX/Media Release

The Environmental Impact Statement is expected to be advertised for public release by the Queensland Coordinator General on Saturday 20 June.

"This is a significant milestone in the environmental assessment process for the project," Mr Knox said.

About GLNG

GLNG is a multi billion dollar project set to deliver the world's first major coal seam gas (CSG) to LNG operation. The project involves extracting gas from the Surat and Bowen Basins in Queensland's south west, and piping it 435km to Gladstone where it will be chilled to minus 161 degrees Celsius and liquefied for transport by ship to overseas markets. PETRONAS, Malaysia's national oil company and third largest LNG producer in the world, took a 40% interest in GLNG on 29 May 2008. This year GLNG was the first major integrated CSG to LNG project to submit its Environmental Impact Statement. GLNG is a 60/40 joint venture between Santos and PETRONAS.

Map of GLNG Project Area


Emerald
Proposed Pipeline
Gladstone
Arcadia
Fairview
Taroom
Injune
Roma
Scotia
Wandoan
Roma
Wallumbilla
50 Km
GLNG JV acreage
Other Santos acreage

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Santos ASX/Media Release

About Santos

Santos is a major Australian oil and gas exploration and production company with interests and operations in every major Australian petroleum province and in Indonesia, Papua New Guinea, Vietnam, India, Bangladesh, and Kyrgyzstan. Santos is one of Australia's largest domestic gas producers, supplying sales gas to all mainland Australian states and territories, ethane to Sydney, and oil and liquids to domestic and international customers. Through its interest in the Darwin LNG project, Santos is already a producer of liquefied natural gas which is exported to customers in Japan.

More information on Santos may be obtained from www.santos.com

About PETRONAS

PETRONAS, short for Petroliam Nasional Berhad, is a leading oil and gas multinational based in Kuala Lumpur, Malaysia. PETRONAS is a fully-integrated oil and gas corporation and is ranked among FORTUNE Global 500's largest corporations in the world. PETRONAS has projects and operations in more than 30 countries worldwide, including several strategic businesses in Australia. PETRONAS is the world's third largest producer of LNG, and the largest in Asia.

More information on PETRONAS may be obtained from www.petronas.com.my

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

22 June 2009

PNG LNG reaches significant marketing milestone

Santos today announced that the PNG LNG Project participants have reached alignment on commercial terms with three major LNG buyers in the Asian region for sales of approximately 4.3 million tonnes per annum.

As previously announced, a fourth LNG buyer is awaiting Government approval of key commercial terms for the remaining 2 million tonnes per annum of production capacity.

Santos Chief Executive Officer David Knox said today's announcement was a significant step forward for the PNG LNG Project.

"The marketing arrangements announced today provide a strong foundation for a final investment decision in the fourth quarter of 2009," Mr Knox said.

A copy of the PNG LNG Project Operator's release is attached to this release.

About PNG LNG

The PNG LNG project proposes to commercialise the undeveloped petroleum resources in the Hides, Angore and Juha fields and the associated gas resources in the currently operating oil fields of Kutubu, Agogo, Gobe and Moran in the Southern Highlands and Western provinces of PNG. The gas will be transported by pipeline to an LNG facility twenty kilometres northwest of Port Moresby on the coast of the Gulf of Papua. The gas will be liquefied, enabling export by ship of approximately 6.3mtpa of LNG.

The project is operated by ExxonMobil and is currently in the Front End Engineering and Design (FEED) stage. FEED activities, including engineering and environmental studies, marketing and financing activities continue to progress well. The Hides gas/condensate field will underpin the gas volumes required. FEED is expected to conclude with a final investment decision in the fourth quarter of 2009.

Santos has a 17.7% interest in the FEED phase of the PNG LNG Project. The other participants are ExxonMobil, Oil Search, Nippon Oil Exploration, MRDC (a PNG company representing landowner interests) and Eda Oil. Santos expects to have a participating interest of approximately 13.7% after the PNG Government back-in to the project. Santos' participating interest is subject to an equity determination process which will take place before the final investment decision.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

ExxonMobil

Media Release

June 22, 2009

PNG LNG Reaches Significant Marketing Milestone

Port Moresby, Papua New Guinea, June 22, 2009 – Esso Highlands Limited, a subsidiary of Exxon Mobil Corporation and operator of the PNG LNG Project, today announced that the Project participants have reached alignment on commercial terms with three major LNG customers in the Asia region for long-term sales of LNG totaling approximately 4.3 million tonnes per annum (MTA).

Exclusive discussions will commence with these customers to finalize binding sales and purchase agreements to establish the Project's foundation customers. A final investment decision is targeted later this year.

"We are pleased that the Project has reached the important milestone of aligning on commercial terms with these major Asian LNG customers," said Ron Billings, Vice President, LNG, ExxonMobil Gas & Power Marketing Company, a division of Exxon Mobil Corporation. "This is a key milestone in the Project's schedule, with delivery of LNG to the market expected to commence in late 2013 or early 2014."

A fourth potential customer is awaiting its government's approval of key commercial terms for a long-term purchase of LNG covering the remaining 2 MTA of production capacity.

The PNG LNG Project is an integrated development that includes gas production and processing facilities, onshore and offshore pipelines and LNG plant facilities. Participating interests are ExxonMobil (through various affiliates, including Esso Highlands Limited as Operator) 41.5%, Oil Search 34.0%, Santos 17.7%, Nippon Oil 5.4%, Minerals Resources Development Company 1.2%, and Eda Oil Limited 0.2%. (Participation will change when PNG State nominees join as equity participants at a later date).

Media Contact: Miles Shaw
Phone: 61 (0) 400 593 993
Email: miles.j.shaw@exxonmobil.com

PNG LNG

Esso Highlands Limited
Level 5, Credit Haus
Cuthbertson Street
Port Moresby, PNG
+675 322 2111 Telephone

An **ExxonMobil** Subsidiary